600 Travis, Suite 4200 Houston, Texas 77002 713.220.4200 Phone 713.220.4285 Fax andrewskurth.com

December 18, 2009

Mr. Mark C. Shannon
Branch Chief
Securities and Exchange Commission
100 F Street N.E., Stop 7010
Washington, D.C. 20549

Re:	Cheniere Energy, Inc.
Form 10-Q for Fiscal Quarter Ended September 30, 2009
Filed November 6, 2009
File No. 001-16383

Dear Mr. Shannon:

On behalf of Cheniere Energy, Inc., a Delaware corporation (the “Company”), we enclose the responses of the Company to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 4, 2009, with respect to the Company’s Form 10-Q for fiscal quarter ended September 30, 2009 (File No. 001-16383) (the “10-Q”).  For your convenience, the responses are prefaced by the exact text of the Staff’s corresponding comment.

The Company acknowledges the following:  (i) the Company is responsible for the adequacy and accuracy of the disclosure in the 10-Q; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 10-Q; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Sincerely,

Meredith S. Mouer

cc:           Meg A. Gentle (Cheniere Energy, Inc.)

Austin           Beijing           Dallas           Houston           London           New York           The Woodlands           Washington, DC

Cheniere Energy, Inc.
Form 10-Q (File No. 001-16383)
Company’s Responses to
SEC Comment Letter dated December 4, 2009

Form 10-Q for the Fiscal Quarter Ended September 30, 2009
Financial Information, page 1
Note 15 – Business Segment Information, page 17

1.
It remains unclear how the revenue amounts presented on page 18 reconcile to the revenue line items on your Consolidated Statements of Operations.  For instance, we note per your Consolidated Statements of Operations, that for the nine months ended September 30, 2009, you recognized marketing and trading revenue of $(10,265), yet there is no reconciliation within this table for the reader to understand which components contribute to the overall net sum presented on the face of your Consolidated Statements of Operations.  Please modify your presentation as appropriate to aid investor understanding of how your segment revenues disclosure relates to the individual line items presented in your Consolidated Statements of Operations.

Response:

To aid investor understanding, in future filings we will disclose intersegment revenue separately in the business segment summary tables to the consolidated totals and provide additional explanations to describe the revenues from intersegment transactions.  Below is an example of our future disclosure using the three and nine months ended September 30, 2009 amounts:

      The following table summarizes revenues, net income (loss) from operations and total assets for each of our operating segments (in thousands):

	Three Months Ended September 30		Nine Months Ended September 30
	2009	2008	2009	2008
		(As adjusted)		(As adjusted)
Revenues from external customers:
LNG receiving terminal	$65,119	$—	$103,320	$—
Natural gas pipeline	25	—	100	—
LNG & natural gas marketing	(9,609)	2,725	(10,265)	2,823
Corporate and other (1)	797	1,375	2,370	3,668
Total	$56,332	$4,100	$95,525	$6,491

Revenues from intersegment transactions:
LNG receiving terminal (2)	$63,414	$—	$191,445	$—
Natural gas pipeline (3)	268	565	699	916
LNG & natural gas marketing (4)	(63,682)	739	(192,144)	415
Total	$—	$1,304	$—	$1,331

Segment Net income (loss):
LNG receiving terminal	$66,975	$(23,193)	$123,432	$(63,360)
Natural gas pipeline	(16,485)	(16,789)	(49,740)	(20,852)
LNG & natural gas marketing	(65,921)	45,149	(197,332)	(23,016)
Corporate and other (1)	(27,066)	(76.786)	(14,650)	(154,657)
Total	$(42,497)	$(71,619)	$(138,290)	$(261,885)

	Three Months Ended September 30		Nine Months Ended September 30
	2009	2008	2009	2008
		(As adjusted)		(As adjusted)
Expenditures for additions to long-lived assets:
LNG receiving terminal	$20,663	$65,964	$110,598	$360,079
Natural gas pipeline	(5,021)	5,333	(4,111)	147,576
LNG & natural gas marketing	84	(13)	1,084	(473)
Corporate and other (1)	(181)	(3,489)	(1,222)	(6,845)
Total	$15,545	$67,795	$106,349	$500,337

	September 30, 2009	December 31, 2008
Total assets:		(As adjusted)
LNG receiving terminal	$2,073,045	$2,191,671
Natural gas pipeline	575,185	590,995
LNG & natural gas marketing	128,637	136,138
Corporate and other (1)	12,178	1,278
Total	$2,789,045	$2,920,082

(1)
Includes corporate activities and oil and gas exploration, development and exploitation activities. Our oil and gas exploration, development and exploitation activities have been included in the corporate and other column because these activities do not materially impact our financial statements. Amounts are restated to include oil and gas exploration, development and exploitation activities within the corporate and other segment as of December 31, 2008 and for the three and nine month periods ended September 30, 2008.

(2)
Revenue from intersegment transactions related to our LNG receiving terminal operating segment is primarily related to the TUA fee of $62.5 million and $187.6 million and tug revenue paid by our LNG & natural gas marketing operating segment to our LNG receiving terminal operating segment for the three and nine month periods ended September 30, 2009.

(3)
Revenue from intersegment transactions related to our natural gas pipeline operating segment primarily relates to transportation fees charged to our LNG receiving terminal and LNG and natural gas marketing business segments to transport natural gas being regasified from the Sabine Pass LNG receiving terminal.

(4)
Revenue from intersegment transactions primarily relates to the TUA fee of $62.5 million and $187.6 million paid by our LNG & natural gas marketing operating segment to our LNG receiving terminal operating segment for the three and nine month periods ended September 30, 2009.  The cost of the LNG & natural gas marketing operating segment TUA fee has been presented as a net amount in revenue as it is considered a capacity contract related to our energy trading and risk management activities; and is therefore eliminated within the revenue from intersegment transactions.  The remaining amount of revenue from intersegment transactions relates to various transactions with our LNG receiving terminal and natural gas pipeline operating segments.

Cheniere Energy, Inc.
Form 10-Q (File No. 001-16383)
Company’s Responses to
SEC Comment Letter dated December 4, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21
Summary of Critical Accounting Policy and Estimates, page 33
LNG and Natural Gas Marketing, page 33

2.
We note from your disclosure under this caption that “Operating results from marketing and trading activities are presented on a net basis on [y]our Consolidated Statement of Operations;” and that your “marketing and trading revenues also include pretax derivative gains/losses and inventory lower-of-cost-or-market adjustments, if any.” In light of this new disclosure, please provide us with an analysis to support your conclusion that the LNG and natural gas marketing business should be presented in your Consolidated Statement of Operations on a net versus gross basis. Refer to authoritative accounting literature as appropriate.

Response:

Our LNG and natural gas marketing business segment is seeking to monetize its 2 Bcf/d regasification capacity at the Sabine Pass LNG receiving terminal by developing a portfolio of long-term, short-term, and spot LNG purchase agreements, and selling long-term terminal use agreements (“TUA”).  During the nine months ended September 30, 2009, our LNG and natural gas marketing business segment purchased, transported, and unloaded LNG at the Sabine Pass LNG receiving terminal on a spot basis and entered into derivative contracts to hedge the cash flows from future sales of this LNG inventory.

In determining the accounting treatment of our LNG and natural gas marketing activities, we concluded that all of its business activities are energy trading and risk management activities for trading purposes as defined in the guidance found in Emerging Issues Task Force (“EITF”) Issue No. 02-3, Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities, which rescinded and replaced EITF No. 98-10, Accounting for Contracts Involved in Energy Trading and Risk Management Activities.  We used a number of indicators to develop the conclusion that our LNG and natural gas marketing business activities are considered energy trading  and risk management activities including, but not limited to, the following:

•	our LNG and natural gas marketing business does not own capital assets for generating a product to deliver to end users, such as electricity;

•	our LNG and natural gas marketing business does not consume LNG or natural gas to develop a product to resale;

•	our LNG and natural gas marketing business’ primary operating assets/liabilities are derived from contracts to purchase foreign LNG and sell the resultant regasified natural gas to domestic marketers;

•	our LNG and natural gas marketing business has no available sources by which it can obtain the LNG without resorting to market purchases; and

•	our LNG and natural gas marketing business assessment of net market portfolio value of purchased LNG and associated derivative contracts is done on a daily basis.

One of the issues addressed in EITF No. 02-3, is whether gains and losses on energy trading contracts should be reported gross or net in the income statement.  This EITF reached a consensus that all gains and losses (realized and unrealized) on energy trading contracts should be shown net in the income statement whether or not settled physically.  As such, we have presented net all gains and losses related to our LNG and natural gas marketing contracts (including physical sales, cost of purchased LNG, transportation costs, inventory lower-of-cost-or-market adjustment (if any), pre-tax derivative gains and losses, and capacity contracts) in LNG and natural gas revenue.

Based on the indicators listed above and guidance provided in EITF No. 02-3, we have determined that our LNG and natural gas marketing business activities are energy trading and risk management activities for trading purposes and we have therefore elected to present these activities on a net basis.  We believe this presentation provides the users of our financial statements the ability to understand our LNG and natural gas marketing business and is consistent with many of our peer companies in the energy trading industry.

Cheniere Energy, Inc.
Form 10-Q (File No. 001-16383)
Company’s Responses to
SEC Comment Letter dated December 4, 2009

3.	In addition, please explain to us why you believe inventory lower-of-cost-or-market adjustments should also be reflected on a net basis. In this regard, we note from your disclosure in footnote five that “During the nine-month period ended September 30, 2009, we incurred losses of $17.0 million related to lower of cost or market adjustments that are netted within Marketing and Trading Revenues in our Consolidated Statement of Operations.”

Response:

In the nine months ended September 30, 2009, we incurred and recorded losses of $17.0 million of lower-of-cost-or-market adjustments related to our LNG inventory that we consider an energy trading activity based on EITF No. 02-3.  This EITF addresses the accounting for physical inventories included in energy trading activities and concludes that its decision to rescind EITF No. 98-10 eliminated any basis for recognizing physical inventories at fair value.  As a result, we are required to follow other inventory accounting literature.  We have determined that LNG inventory purchased by our LNG and natural gas marketing business segment is an energy trading activity that is subject to lower-of-cost-or-market adjustments consistent with Codification 330-10-35-1, Adjustments to Lower of Cost or Market.  As discussed in our response to question 2 above, we account and present any lower-of-cost-or-market adjustments on our LNG inventory associated with our energy trading activities net in LNG and natural gas marketing revenue.  We believe that our election of the net presentation is consistent with (i) the conclusions reached by EITF No. 02-3 that gains and losses on energy trading contracts and activities should be reported net in the income statement and (ii) the presentation that many of our peer companies utilize in the energy trading industry.